Exhibit 99.1

IMRIS receives Australian regulatory clearance for intraoperative CT solution

VISIUS iCT listing expands availability of state-of-the-art imaging with low dose management accessed effortlessly in the OR

MINNEAPOLIS, MN, Feb. 26, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that it has obtained Therapeutic Goods Administration (TGA) regulatory listing for VISIUS® iCT, the first and only ceiling-mounted intraoperative computed tomography, allowing for sales and marketing in Australia.

"This is another step in our overall global launch following US and European approvals. VISIUS iCT offers the highest image quality of competing intraoperative systems along with market leading dose management capabilities," said Jay D. Miller, IMRIS CEO and President. "As procedures become less invasive, the need for better visualization with advanced imaging during procedures and low radiation exposure increases. With this unique solution, surgeons can confirm implant placements, fusion and other complex procedure results while still in the OR."

Market research shows that Australia is the second fastest growing spinal implant market behind China in the Asia Pacific region with a compounded annual growth rate of 8.4 percent since 2003. Australia is also the third largest contributor of medical imaging equipment sales in the area.

The Company currently has two Australian customers with VISIUS intraoperative MRI (iMRI) installations at Royal Children's Hospital in Melbourne and Canberra Hospital in Canberra. In 2013, IMRIS established an office in Singapore to increase focus on the growing Asia Pacific market.

IMRIS received U.S. Food and Drug Administration (FDA) 510(k) and CE mark clearance for VISIUS iCT in July 2013. The Company now has several systems sold to major US neurosciences centers.

VISIUS iCT provides personalized dose management together with diagnostic quality imaging during surgical procedures to assist surgeons in critical decision support and procedure guidance. The 64-slice scanner effortlessly moves into and out of the operating room (OR) in about 30 seconds during surgery using ceiling-mounted rails to ease workflow. In addition, IMRIS offers a configuration where the scanner can travel into two ORs to allow the hospital to use it for more patients.

Use of VISIUS iCT does not require patient transport or need for floor-mounted rails like other CT systems which opens up valuable OR space and provides unimpeded movement of surgical equipment. The surgical team can maintain familiar surgical protocols, workflow and infection control procedures. Portable CT systems on the market deliver lesser image quality. The VISIUS iCT also offers the longest scanner travel range on the market today.

Minimizing radiation dose is critical. VISIUS iCT features a suite of software applications such as 3D volume rendering to aid in surgical planning and dose reduction algorithms which consider a patient's unique characteristics and imaging target to maximize image quality and minimize dose. The system software also offers state-of-the art dose tools like iterative reconstruction and real-time dose (kV and mAs) modulation.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

Image with caption: "With recent TGA clearance, the IMRIS VISIUS iCT - the first and only ceiling-mounted intraoperative CT with low dose management - is available for sale in Australia. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140226_C7403_PHOTO_EN_37140.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 26-FEB-14